20770 Hwy 281 N., Suite 108-619

San Antonio, TX 78258

281-702-2137 (P)

866-862-1719 (F)

October 28, 2020

VIA EDGAR

US Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Re:	Timothy Plan Preliminary Proxy Statement: File Nos. 811-08228 and 033-73248

Ladies and Gentlemen:

On behalf of the Timothy Plan (the “Trust”), transmitted herewith for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) is Registrant’s Preliminary Proxy Statement which will be used in connection with a special meeting of the shareholders of the Fixed Income Fund, Timothy Plan High Yield Bond Fund, and Timothy Plan Growth and Income Fund (the “Fund”), each a separate series of the Trust, to be held on Monday, December 21, 2020 (the “Special Meeting”). This Preliminary Proxy Statement consists of a notice of meeting, the proxy statement and form of proxy. This information, including the Proxy Statement, will be mailed to the Trust’s shareholders on or about November 9, 2020.

The sole matter to be considered by each Fund, voting separately, at the Special Meeting will be:

1.

Approval of a new investment sub-advisory agreement with Barrow, Hanley, Mewhinney & Strauss, LLC (“BHMS”) by each Fund’s shareholders. BHMS currently manages the investment portfolios of the Timothy Plan Fixed Income Fund, the Timothy Plan High Yield Bond Fund, the fixed income allocation of the Timothy Plan Growth and Income Fund. Shareholders are being asked to re-engage BHMS as the investment manager for the Funds due to a pending change of control at BHMS. After full consideration, the Trust’s Board of Trustees decided to re-engage BHMS for each Fund and to seek shareholder ratification of its decision.

Please direct all questions or comments regarding the foregoing to me at 210-540-1681. Thank you for your consideration.

Sincerely,

DAVID D. JONES, Esq.